
03028591


SEC MAIL PROCESSING
RECEIVED
AUG - 1 2003
WASH. D.C. 180 SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments, Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, July 29, 2003, Series 2003-AR2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-68542
SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President



Dated: July 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SAMI-03AR2

SAMI-03AR2 Class A1 (A-1) 1M LIB FLTR {S&P:AAA Moody:Aaa } <P>

Orig Bal 371,000,000 Fac 1.00000 Coup 1.470 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 0.3700 Cap 11.0000 @ 10.6300 Floor 0.3700 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2003 Tranche: A1 (A-1)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.10000%	1.10000%	1.10000%	1M_LIB
	1.12375%	1.12375%	1.12375%	6M_LIB
	1.21000%	1.21000%	1.21000%	1Y_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
99:16	1.59	1.67	1.79	Yield
	5.04	3.06	1.74	Duration
99:20	1.57	1.63	1.72	Yield
	5.05	3.07	1.74	Duration
99:24	1.54	1.59	1.65	Yield
	5.05	3.07	1.74	Duration
99:28	1.52	1.54	1.58	Yield
	5.06	3.07	1.74	Duration
100: 0	1.49	1.50	1.51	Yield
	5.07	3.08	1.75	Duration
100: 4	1.47	1.46	1.43	Yield
	5.07	3.08	1.75	Duration
100: 8	1.45	1.42	1.36	Yield
	5.08	3.09	1.75	Duration
100:12	1.42	1.38	1.29	Yield
	5.08	3.09	1.76	Duration
100:16	1.40	1.34	1.22	Yield
	5.09	3.10	1.76	Duration

SAMI-03AR2

SAMI-03AR2 Class A2 (A-2) 6MO LIBOR ARM {S&P:AAA Moody:Aaa } <P>

Orig Bal 92,750,000 Fac 1.00000 Coup 3.113 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 6-mo LIBOR + 1.7820 Cap 10.2750 @ 8.4930 Floor 1.7820 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G02

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2003 Tranche: A2 (A-2)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.10000%	1.10000%	1.10000%	1M_LIB
	1.12375%	1.12375%	1.12375%	6M_LIB
	1.21000%	1.21000%	1.21000%	1Y_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
101:31	2.50	2.24	1.74	Yield
	4.78	2.98	1.73	Duration
102: 3	2.48	2.20	1.67	Yield
	4.79	2.99	1.73	Duration
102: 7	2.45	2.16	1.60	Yield
	4.79	2.99	1.74	Duration
102:11	2.43	2.12	1.53	Yield
	4.80	2.99	1.74	Duration
102:15	2.40	2.08	1.46	Yield
	4.80	3.00	1.74	Duration
102:19	2.38	2.04	1.39	Yield
	4.81	3.00	1.75	Duration
102:23	2.35	2.00	1.32	Yield
	4.82	3.01	1.75	Duration
102:27	2.33	1.96	1.25	Yield
	4.82	3.01	1.75	Duration
102:31	2.30	1.92	1.19	Yield
	4.83	3.02	1.75	Duration

SAMI-03AR2

SAMI-03AR2 Class M1 (M) AAA MEZZ {Moody:Aaa } <P>

Orig Bal 15,000,000 Fac 1.00000 Coup 1.850 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 0.7500 Cap 11.0000 @ 10.2500 Floor 0.7500 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2003 Tranche: M1 (M)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.10000%	1.10000%	1.10000%	1M_LIB
	1.12375%	1.12375%	1.12375%	6M_LIB
	1.21000%	1.21000%	1.21000%	1Y_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
99:13	1.95	2.00	2.06	Yield
	8.66	5.63	3.82	Duration
99:17	1.94	1.98	2.03	Yield
	8.67	5.64	3.82	Duration
99:21	1.92	1.96	2.00	Yield
	8.67	5.64	3.82	Duration
99:25	1.91	1.93	1.97	Yield
	8.67	5.64	3.82	Duration
99:29	1.89	1.91	1.93	Yield
	8.68	5.64	3.82	Duration
100: 1	1.88	1.89	1.90	Yield
	8.68	5.65	3.83	Duration
100: 5	1.86	1.87	1.87	Yield
	8.68	5.65	3.83	Duration
100: 9	1.85	1.84	1.84	Yield
	8.69	5.65	3.83	Duration
100:13	1.84	1.82	1.80	Yield
	8.69	5.65	3.83	Duration

SAMI-03AR2

SAMI-03AR2 Class B1 (B-1) AA SUB {Moody:Aa2 } <P>

Orig Bal 6,500,000 Fac 1.00000 Coup 2.100 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 1.0000 Cap 11.0000 @ 10.0000 Floor 1.0000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2003 Tranche: B1 (B-1)

Price	15% CPP 1.10000% 1.12375% 1.21000% 0.00000% 0.00000%	25% CPP 1.10000% 1.12375% 1.21000% 0.00000% 0.00000%	40% CPP 1.10000% 1.12375% 1.21000% 0.00000% 0.00000%	prepay losses 1M_LIB 6M_LIB 1Y_LIB PUT_FLAG STEP_OVERRIDE
98:28+	2.27	2.36	2.47	Yield
	8.52	5.56	3.78	Duration
99: 0+	2.26	2.34	2.44	Yield
	8.53	5.57	3.78	Duration
99: 4+	2.24	2.31	2.40	Yield
	8.53	5.57	3.78	Duration
99: 8+	2.23	2.29	2.37	Yield
	8.53	5.57	3.79	Duration
99:12+	2.21	2.27	2.34	Yield
	8.54	5.58	3.79	Duration
99:16+	2.20	2.25	2.31	Yield
	8.54	5.58	3.79	Duration
99:20+	2.18	2.22	2.27	Yield
	8.54	5.58	3.79	Duration
99:24+	2.17	2.20	2.24	Yield
	8.55	5.58	3.79	Duration
99:28+	2.15	2.18	2.21	Yield
	8.55	5.59	3.80	Duration

SAMI-03AR2

SAMI-03AR2 Class B2 (B-2) A SUB {Moody:A2 } <P>

Orig Bal 4,750,000 Fac 1.00000 Coup 2.100 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22843)/ 0

1.0000 x 1-mo LIBOR + 1.0000 Cap 11.0000 @ 10.0000 Floor 1.0000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 29-Jul-2003 Tranche: B2 (B-2)

Price	15% CPP	25% CPP	40% CPP	prepay
				losses
	1.10000%	1.10000%	1.10000%	1M_LIB
	1.12375%	1.12375%	1.12375%	6M_LIB
	1.21000%	1.21000%	1.21000%	1Y_LIB
	0.00000%	0.00000%	0.00000%	PUT_FLAG
	0.00000%	0.00000%	0.00000%	STEP_OVERRIDE
96:24	2.53	2.75	3.05	Yield
	8.46	5.52	3.75	Duration
96:28	2.51	2.73	3.02	Yield
	8.46	5.52	3.75	Duration
97: 0	2.50	2.71	2.98	Yield
	8.47	5.52	3.75	Duration
97: 4	2.48	2.68	2.95	Yield
	8.47	5.52	3.75	Duration
97: 8	2.47	2.66	2.92	Yield
	8.47	5.53	3.75	Duration
97:12	2.45	2.64	2.88	Yield
	8.48	5.53	3.76	Duration
97:16	2.44	2.61	2.85	Yield
	8.48	5.53	3.76	Duration
97:20	2.42	2.59	2.81	Yield
	8.49	5.54	3.76	Duration
97:24	2.41	2.57	2.78	Yield
	8.49	5.54	3.76	Duration